

September 30, 2010

Jianhua Wu
Chief Executive Officer
China Wind Systems, Inc.
No. 9 Yanyu Middle Road
Qianzhou Township, Huishan District, Wuxi City
Jiangsu Province, China 214181

> **Re: China Wind Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 1-34591**

Dear Mr. Wu:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Overview, page 26

1.   With a view towards disclosure in future filings, please tell us the status of your preliminary agreement to supply 12,000 tons of electro-slag remelted forged products mentioned in exhibit 99.3 of your Form 8-K filed February 26, 2010.

Disclosure Controls and Procedures, page 42

2.   It is not clear how Mr. Wu and Ms. Zhang concluded that your controls and procedures were effective as of December 31, 2009. For example, you refer in the last two paragraphs on page 42 to deficiencies that appear to be the three

"significant deficiencies" mentioned in the first paragraph on both page 43 of your Form 10-Q for the quarter ended September 30, 2009 and on page 38 of your Form 10-Q for the quarter ended March 31, 2010. However, you disclosed in both your Form 10-Q for the quarter ended September 30, 2009 and your Form 10-Q for the quarter ended March 31, 2010 that your chief executive officer and chief financial officer concluded your disclosure controls and procedures were <u>not</u> effective due to the significant deficiencies. Tell us how they were able to make a different conclusion at December 31, 2009 if the same deficiencies existed at the end of all three periods.

<u>Part III, page 44</u>

3.   In our review of your Part III information, we note the disclosure concerning your belief about qualifications to sit on your board on pages 2 and 3 in the "Election of Directors" section of your proxy statement. It appears that you included only general disclosure in response to Item 401(e) of Regulation S-K. In future filings, please be more specific in describing the specific experience, qualifiations, attributes or skills that led the board to conclude that such person should serve as a director.

4.   Please tell us why the table on page 3 about your directors does not include Ms. Teresa Zhang. We note your Form 8-K filed January 11, 2010 disclosed that Ms. Zhang was appointed as a director on January 11, 2010.

5.   In our review of your Part III information, we note the disclosure concerning director compensation on pages 5 and 6 in the "Directors' Compensation" section of your proxy statement. Please tell us why you included under the the caption "All Other Compensation" the compensation of $35,000 and $30,000 for shares issued to Mr. Bernstein and Ms. Penick, respectively. For example, it is unclear why such amounts are not disclosed under another caption such as "Stock Awards."

6.   In future filings, please provide the disclosure required by Item 402(r)(2)(iii) of Regulation S-K to the extent applicable.

7.   In our review of your Part III information, we note the disclosure concerning executive compensation on pages 10 and 11 in the "Management" section of your proxy statement. In future filings, please avoid copying inapplicable disclosure from previous filings. For example, we note you refer in footnote 1 on page 11 to an increase in Mr. Wu's salary. However, it does not appear from the table that his salary increased. We note that you had similar disclosure about an increase in his salary in footnote 1 on page 9 of your definitive information statement filed September 22, 2009 when his salary increased from $7,900 to $10,588.

8.   Please tell us who received stock awards of $27,908 in 2009 and $-0- in 2008 mentioned in two rows in the table on page 11. We note that the executive officer who received such awards is not identified in the table. Also, please clairfy such disclosure in future filings to the extent applicable.

9.   Regarding the disclosure in the fourth and fifth paragraphs in the "Related Transactions" section, disclose in future filings:

●   the market price of your common stock when you issued the preferred stock; and

●   the effective price per share of common stock issuable upon conversion of the series A preferred stock that was sold to Barron Partners.

10.   Please tell us where you provided the disclosure required by Item 404(d) regarding the following:

●   the acquisition from a related party for approximately $10,950,000 mentioned in the first paragraph on page 15 of your Form 10-K;

●   the decrease in the amount due to a related party of $431,000 mentioned in the last sentence on page 39 of your Form 10-K; and

●   the repayment of amounts due from related parties of $145,000 mentioned in the first paragraph on page 40 of your Form 10-K.

Item 15. Exhibits, Financial Statement Schedules, page 44

11.   Please tell us where you filed as exhibits the agreements related to the transactions with your related parties mentioned in the previous comment.

12.   Please tell us where you filed as exhibits the following:

●   the November 1, 2008 amended agreements mentioned in the last paragraph on page 6 and in the first paragraph on page 7 of your Form 10-K;

●   the November 13, 2007 agreements mentioned in the fourth paragraph on page 28 of your Form 10-K; and

●   the March 26, 2010 agreement mentioned in the last paragraph of Note 6(b) on page F-22.

Form 10-Q for the quarter ended June 30, 2010

Management's Report on Internal Control over Financial Reporting, page 44

13.   It appears that the remediation measures mentioned in the four bullets on page 44 are very similar to the remediation measures mentioned in the four bullets on page

38 of your Form 10-Q for the quarter March 31, 2010. In future filings, clarify when you have taken the remediation measures and why the remediation measures you have taken to date have not remediated the deficiencies in your internal control over financial reporting.

Item 6. Exhibits, page 45

14. Please tell us where you filed as an exhibit the amended director's agreement mentioned in the last paragraph on page 26.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Asher S. Levitsky, Esq.